Dan Sheldon Chief Financial Officer dan.sheldon@broadridge.com	Broadridge Financial Solutions, Inc. 1981 Marcus Avenue, Lake Success, NY 11042 516 472 5466 Direct 516 472 5014 Fax www.broadridge.com

April 26, 2011

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Broadridge Financial Solutions, Inc.

Form 10-K for the fiscal year ended June 30, 2010

File No. 1-33220

Dear Ms. Hayes:

Set forth below are the responses of Broadridge Financial Solutions, Inc. (the “Company”) to the comments raised in your letter dated April 15, 2011 (the “April Comment Letter”) and a related comment in your letter dated March 1, 2011 (the “March Comment Letter” and together, the “Comment Letters”). For your convenience, we have repeated the comments as set forth in the April Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K and the Form 10-Q.

Form 10-Q for the quarterly period ended December 31, 2010

Three Months Ended December 31, 2010 versus Three Months Ended December 31, 2009, page 19

1. Pursuant to the second paragraph request for draft disclosure, included in our prior letter, please supplementally provide us with draft language in response to prior comment number 2. Prior comment number 2 requests further information about your earnings and income during the last two quarters.

RESPONSE:

In response to Comment 1 of the April Comment Letter, as further clarified with a member of the Staff, we are providing draft disclosure below that includes further information regarding our event-driven fee revenues and earnings for the three and six month periods ended December 31, 2010. The bracketed and underlined language represents additional language to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 (the “Form 10-Q”) and the stricken language represents deletions from the Form 10-Q.

Analysis of Condensed Consolidated Continuing Operations

Three Months Ended December 31, 2010 versus Three Months Ended December 31, 2009

Revenues. Revenues for the three months ended December 31, 2010 were $442.3 million, a decrease of $87.4 million, or 16%, compared to $529.7 million for the three months ended December 31, 2009. The 16% decrease was driven by lower fee revenue of $43.1 million, and lower distribution revenue of $44.3 million. The decrease in fee revenue of $43.1 million was primarily driven by lower event-driven fee revenue ~~of~~ [which declined by] $64.7 million ~~mainly from mutual fund proxy activity~~[, from $108.0 million to $43.3 million. The decline in event-driven fee revenue was mainly the result of a decrease in mutual fund proxy activity when compared to the record level of mutual fund proxy activity for the comparable period in the prior fiscal year, as discussed below under “Analysis of Reportable Segments — Investor Communication Solutions”]. This decrease was partially offset by a positive contribution from recurring revenues of $20.1 million reflecting gains from acquisitions and the Penson transaction, sales less losses (referred to as “Net New Business”), and the favorable impact of foreign currency exchange rates of $1.5 million. Total distribution revenues declined by $44.3 million primarily due to [lower distribution revenues related to] event-driven activity ~~of~~ [which declined by] $39.5 million, with the remaining decline driven by business mix.

Included in the preceding revenue discussion, are revenues derived from sales, a component of Net New Business. A sale is considered closed when the Company has received the signed client contract. For any services that do not require a contract, the sale is considered closed when the services are in production. For recurring revenue closed sales, the amount of the closed sale is generally a reasonable estimate of annual revenue based on client volumes or activity, excluding pass-through revenues such as distribution revenues. Event-driven revenue closed sales occur in our Investor Communication Solutions segment. The amount of the event-driven closed sale is generally a reasonable estimate of production revenue based on client volumes or activity, excluding pass-through revenues such as distribution revenues. Larger recurring revenue closed sales can take up to 12 to 24 months to convert to revenue, particularly for the services provided by our Securities Processing Solutions segment. The majority of event-driven closed sales are usually recognized during the year the contract is signed.

Recurring revenue closed sales for the three months ended December 31, 2010 were $34.7 million a decrease of $11.7 million, or 25%, compared to $46.4 million for the three months ended December 31, 2009. Excluding the two large recurring revenue sales that are described below, recurring revenue closed sales for the three months ended December 31, 2010 were $12.5 million, an increase of $0.9 million, or 8%, compared to $11.6 million for the three months ended December 31, 2009. During the three months ended December 31, 2009, our Investor Communication Solutions segment closed a Transaction Reporting recurring revenue sale with Morgan Stanley Smith Barney, LLC (“MSSB”) for $34.8 million. During the three months ended December 31, 2010, our Securities Processing Solutions segment closed a recurring revenue sale with a large global institutional bank for equity and fixed income trade processing services of $22.2 million. Event-driven closed sales for the three months ended December 31, 2010 were $13.6 million, an increase of $1.9 million, or 16%, compared to $11.7 million for the three months ended December 31, 2009, primarily due to higher fulfillment sales. Closed sales for the three months ended December 31, 2010 were $48.3 million, a decrease of $9.8 million or 17%, compared to $58.1 million for the three months ended December 31, 2009.

Six Months Ended December 31, 2010 versus Six Months Ended December 31, 2009

Revenues. Revenues for the six months ended December 31, 2010 were $863.7 million, a decrease of $104.2 million, or 11%, compared to $967.9 million for the six months ended December 31, 2009. The 11% decrease was driven by lower distribution revenues of $64.3 million and lower fee revenues of $39.9 million. The decrease in fee revenue of $39.9 million was primarily driven by lower event-driven fee revenue ~~of~~ [which declined by] $84.3 million ~~mainly from mutual fund proxy activity~~ [, from $164.6 million to $80.3 million. The decline in event-driven fee revenue was mainly the result of a decrease in mutual fund proxy activity when compared to the record level of mutual fund proxy activity for the comparable period in the prior fiscal year.] This decrease was partially offset by a positive contribution from recurring revenues of $40.8 million reflecting gains from acquisitions and the Penson transaction, Net New Business, and the favorable impact of foreign currency exchange rates of $3.6 million. Total distribution revenues declined by $64.3 million primarily due to [lower distribution revenues related to] event-driven activity ~~of~~ [which declined by] $49.8 million, with the remaining decline driven by business mix.

Recurring revenue closed sales for the six months ended December 31, 2010 were $52.0 million, a decrease of $3.3 million, or 6%, compared to $55.3 million for the six months ended December 31, 2009. Excluding the two large recurring revenue sales that are described below, recurring revenue closed sales for the six months ended December 31, 2010 were $29.8 million, an increase of $9.3 million, or 45%, compared to $20.5 million for the six months ended December 31, 2009. During the six months ended December 31, 2009, our Investor Communication Solutions segment closed a Transaction Reporting recurring revenue sale with MSSB for $34.8 million. During the six months ended December 31, 2010, our Securities Processing Solutions segment closed a recurring revenue sale with a large global institutional bank for equity and fixed income trade processing services of $22.2 million. Event-driven closed sales for the six months ended December 31, 2010 were $19.9 million, a decrease of $12.9 million, or 39%, compared to $32.8 million for the six months ended December 31, 2009, due to lower mutual fund proxy sales, partially offset by higher fulfillment sales. Closed sales for the six months ended December 31, 2010 were $71.9 million, a decrease of $16.2 million, or 18%, compared to $88.1 million for the six months ended December 31, 2009.

Earnings from Continuing Operations before Income Taxes. Earnings from continuing operations before income taxes for the three months ended December 31, 2010 were $16.5 million, a decrease of $52.0 million, or 76%, compared to $68.5 million for the three months ended December 31, 2009. The decrease is mainly due to the decline in event-driven fee revenues [which declined by $64.7 million, from $108.0 million to $43.3 million], coupled with the previously discussed dilutive impact of the Company’s strategic initiatives and acquisitions. Overall margin decreased from 12.9% to 3.7% for the three months ended December 31, 2009 compared to the three months ended December 31, 2010, respectively.

Earnings from continuing operations before income taxes for the six months ended December 31, 2010 were $37.4 million, a decrease of $73.6 million, or 66%, compared to $111.0 million for the six months ended December 31, 2009. The decrease is mainly due to the decline in event-driven fee revenues [which declined by $84.3 million, from $164.6 million to $80.3 million], coupled with the previously discussed dilutive impact of the Company’s strategic initiatives and acquisitions. Overall margin decreased from 11.5% to 4.3% for the six months ended December 31, 2009 compared to the six months ended December 31, 2010, respectively.

Analysis of Reportable Segments

Investor Communication Solutions

[Revenues. Fee revenues in our Investor Communication Solutions segment are derived from both recurring and event-driven activity. In addition, the level of recurring and event-driven activity we process directly impacts our distribution revenues. While event-driven activity is highly repeatable, it does not recur on a regular basis. The types of services we provide that comprise event-driven activity are:

•

Mutual Fund Proxy: The proxy and related services we provide mutual funds when certain events occur requiring a shareholder vote including changes in directors, sub-advisors, fee structures, investment restrictions, and mergers of funds

•

Mutual Fund Communications and Pre-sale Fulfillment: Mutual fund communications services consist primarily of the distribution on behalf of mutual funds of supplemental information required to be provided to the annual mutual fund prospectus as a result of certain triggering events such as a change in portfolio managers. In addition, mutual fund communications consist of notices and marketing materials such as newsletters. Pre-sale fulfillment primarily relates to the distribution on behalf of broker-dealers, mutual funds and 401(k) administrators of marketing literature, 401(k) enrollment kits and other investor information

•

Proxy Contests and Specials, Corporate Actions, and Other: The proxy services we provide in connection with shareholder meetings driven by special events such as proxy contests, mergers and acquisitions, and tender/exchange offers

Our event-driven fee revenues are based on the number of special events and corporate transactions we process. These events are driven by financial market conditions and regulatory compliance requirements, resulting in fluctuations in the timing and levels of event-driven activity. As such, the timing and level of event-driven activity and its potential impact on our revenues and earnings is difficult to forecast.

Generally, mutual fund proxy activity has been subject to a greater level of volatility than the other components of event-driven activity. During fiscal year 2010, the Company processed a record level of mutual fund proxy activity. In contrast, during the six months ended December 31, 2010, mutual fund proxy fee revenues were 82% lower than in the comparable period in fiscal year 2010. Although it is difficult to forecast the levels of event-driven activity, we expect that the portion of our fee revenues derived from mutual fund proxy activity may continue to experience volatility in the future. However, the level of volatility experienced between our 2010 fiscal year and the current fiscal year was greater than we have experienced in prior years.]

~~Revenues~~. Investor Communication Solutions segment’s Revenues for the three months ended December 31, 2010 were $294.1 million, a decrease of $99.2 million, or 25%, compared to $393.3 million for the three months ended December 31, 2009. The 25% decrease was primarily driven by lower event-driven mutual fund proxy revenues [which declined by $64.7 million, from $108.0 million to $43.3 million,] and related distribution revenues. [The decline in event-driven fee revenue was mainly the result of a decrease in mutual fund proxy activity when compared to the record level of mutual fund proxy activity for the comparable period in the prior fiscal year.] These declines were partially offset by a positive contribution from recurring revenues from Net New Business in transaction reporting mainly as a result of the MSSB transaction and revenue gains from acquisitions. Distribution revenues for the three months ended December 31, 2010 were $139.9 million, a decrease of $44.4 million, or 24%, compared to $184.3 million for the three months ended December 31, 2009. Position growth, a key measure in the number of pieces processed, was negative 2% for annual equity proxy and a positive 10% for mutual fund interim communications. Equity proxy position growth in the second quarter historically has not been an accurate measure of the full year trend due to the seasonality of the business. The number of pieces processed decreased 31% from 305.7 million pieces to 210.1 million pieces driven primarily by the decline in event-driven mutual fund proxy activity.

Investor Communication Solutions segment’s Revenues for the six months ended December 31, 2010 were $573.6 million, a decrease of $129.6 million, or 18%, compared to $703.2 million for the six months ended December 31, 2009. The 18% decrease was primarily driven by lower event-driven mutual fund proxy revenues [which declined by $84.3 million, from $164.6 million to $80.3 million,] and related distribution revenues. [The decline in event-driven fee revenue was mainly the result of a decrease in mutual fund proxy activity when compared to the record level of mutual fund proxy activity for the comparable period in the prior fiscal year.] These declines were partially offset by a positive contribution from recurring revenues from Net New Business in transaction reporting mainly as a result of the MSSB transaction and revenue gains from acquisitions. Distribution revenues for the six months ended December 31, 2010 were $272.3 million, a decrease of $64.3 million, or 19%, compared to $336.6 million for the six months ended December 31, 2009. Position growth, a key measure in the number of pieces processed, was negative 1% for annual equity proxy and a positive 10% for mutual fund interim communications. Equity proxy position growth in the first half historically has not been an accurate measure of the full year trend due to the seasonality of the business. The number of pieces processed decreased 21% from 546.5 million pieces to 432.7 million pieces driven primarily by the decline in event-driven mutual fund proxy activity.

Earnings from Continuing Operations before Income Taxes. Earnings from Continuing Operations before income taxes for the three months ended December 31, 2010 were $2.6 million, a decrease of $48.3 million, compared to $50.9 million for the three months ended December 31, 2009. [The decrease is mainly due to the decline in event-driven fee revenues which declined by $64.7 million, from $108.0 million to $43.3 million.] Margin decreased by 12.0 percentage points to 0.9% as a result of the decline in event-driven fee revenues, coupled with costs related to strategic initiatives and increased investment spend on acquisitions.

Earnings from Continuing Operations before income taxes for the six months ended December 31, 2010 were $9.0 million, a decrease of $65.3 million, compared to $74.3 million for the six months ended December 31, 2009. [The decrease is mainly due to the decline in event-driven fee revenues which declined by $84.3 million, from $164.6 million to $80.3 million.] Margin decreased by 9.0 percentage points to 1.6% as a result of the decline in event-driven fee revenues, coupled with costs related to strategic initiatives and increased investment spend on acquisitions.

General

2. Please provide us with undertakings for all three bullet items at the end of our prior letter. We note that you have not addressed the first undertaking, that is, that your company is responsible for the adequacy and accuracy of the disclosure in the filing.

RESPONSE:

Broadridge acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 516-472-5466 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Dan Sheldon

Dan Sheldon

Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission

David Irving

Stephanie Hunsaker

David Lyon

Deloitte & Touche LLP

Lawrence Rosenberg, Partner

Broadridge Financial Solutions, Inc.

Adam Amsterdam, General Counsel

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